Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-145311
4.75% Convertible Senior Subordinated Notes due 2014
CUSIP No. 24823QAA5
Dendreon Corporation
Prospectus Supplement dated December 16, 2008
to the Prospectus dated September 7, 2007
     The selling securityholders table on pages 53-55 of the prospectus, as amended, is further amended to add information regarding the following selling securityholder in the prospectus and its holdings of 4.75% Convertible Senior Subordinated Notes due 2014:

	Aggregate Principal
	Amount of Notes	Percentage of Notes	Common Stock Owned	Common Stock
Name	that May Be Sold	Outstanding	Prior to Conversion	Registered(1)

Equitec Specialists, LLC(2)	$500,000	*	—	48,632

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 97.2644 shares of common stock per $1,000 principal amount of the notes. This conversion rate will be subject to adjustment as described in the prospectus under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Equitec Group, LLC is the sole member of Equitec Specialists, LLC and may exercise dispositive and voting power with respect to the shares owned by Equitec Specialists, LLC. Equitec Group, LLC disclaims beneficial ownership of such shares. Through their interests in Equitec Group, LLC, Daniel Asher and John LaRocque may be deemed to have voting and dispositive power over securities beneficially owned by Equitec Specialists, LLC. Messrs. Asher and LaRocque disclaim beneficial ownership of the majority owned by Equitec Specialists, LLC.